China Southern Airlines Company Limited

Rules of Procedure for Shareholders to Nominate a Person as a Director

Chapter 1 General Provisions

Article 1	In order to further develop a sound procedures for shareholders to nominate a person as a director of China Southern Airlines Company Limited, China Southern Airlines Company Limited (“the Company”) established the rules of procedure in accordance with the “Company Law of the People’s Republic of China”, the “Guidelines for Corporate Governance of Listed Companies”, the “Articles of Association of the Company” ("Articles of Association"), “The Rules governing the Listing of Securities on the Stock Exchange of Hong Kong Limited” and the relevant provisions.

Chapter 2 General provisions of directors candidates

Article 2	Directors of the Company are natural persons. A person shall not be nominated or serve as a director of the Company in any one of the following circumstances:

(1)	The individual has no capacity to undertake civil liabilities or restricted capacity to undertake civil liabilities;

(2)	A period of five years has not yet elapsed since the penalisation on conviction of corruption, bribery, unauthorised taking of properties, misappropriation of properties or disrupting social and economic order; or a period of five years has not yet elapsed since being deprived of political rights for commission of offences;

(3)	A period of three years has not yet elapsed since the completion of the liquidation of any company or enterprise which was insolvent due to unsound business operation and management and where the person acted as a director, factory manager or manager of such company or enterprise and was personally liable for such insolvency;

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(4)	A period of three years has not yet elapsed since revocation of the business license of a company or enterprise due to illegal business operations where the person was the legal representative of such company or enterprise and for which he was personally liable;

(5)	The person is personally liable for a substantial loan which was due for payment but remains unpaid;

(6)	civil servant of the State;

(7)	The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(8)	The person is not eligible for acting in the leadership of a company or enterprise according to laws or administrative regulations;

(9)	The person is not a natural person;

(10)	A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty;

(11)	Currently being barred by the China Securities Regulatory Commission from participating in the securities market;

(12)	Other stipulations of laws, administrative regulations rules or departmental rules.

Any nomination of directors in breach of this Article will be void.

Article 3	Directors shall be elected and replaced at the shareholders’ general meeting, with a term of office of three years. Directors (Including alternate directors) shall have a term commencing on the date of the resolutions of the shareholders’ general meeting and expiring upon conclusion of the tenure of the existing Board of Directors. Upon expiry of his term, a director shall be eligible for re-election

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Chapter 3  Procedures and provisions for shareholders to nominate a person as a director

Article 4	Shareholders jointly or severally holding more than 5% (inclusive) of the issued voting shares of the Company may nominate a person as a director. Shareholders jointly or severally holding more than 1% of the issued voting shares of the Company may nominate a person as an independent director.

Article 5	Shareholders shall submit to the Company the relevant notice of director nomination and the detailed information of the candidates. Such information should include but not limited to personal particulars of the nominee, profession, education, professional title and detailed work experience of the nominee as well as status of all his part-time jobs.

Article 6	The candidates for election as directors shall give prior written confirmation to the Company, and such period shall start no sooner than the day after the date of giving the general meeting notice and end no later than 7 days prior to the date of such general meeting. The written confirmation shall indicate the willingness of the candidate to be nominated, and confirm that information of the candidate publicly disclosed are true and complete, that the candidate will faithfully discharge its duties as a director if he is elected.

Article 7	Should shareholders jointly or severally holding 5% or more of the issued voting shares of the Company propose any special resolutions for election of non-independent director at the Company’s general meeting, written notice of the intention to propose a candidate for election as a director, notice by such candidate of his willingness to be elected and details and confirmation of the candidate shall be given to the Company, and such period shall start no sooner than the first day after the date of giving the general meeting notice and end no later than 7 days prior to the date of such general meeting.

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Article 8	The nominator of an independent director candidate shall have the approval of the proposed candidate for the nomination before making a nomination. The nominator shall have adequate knowledge of the profession, education, professional title and detailed work experience of the nominee as well as status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between himself and the Company that will affect his independent judgment. Before the shareholders’ general meeting is convened for election of independent directors, the Company shall announce the above in accordance with the relevant requirements.

Article 9	Prior to the convening of the general meeting for the election of independent directors, the Company shall submit the written opinions of the Board and relevant information of all candidates to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company’s shares are listed. Dissenting opinions of the Board with regard to the nominees shall also be submitted. Nominees of independent directors objected by China Securities Regulatory Commission may be candidates of the directors of the Company but not as candidates of independent directors of the Company. At the shareholders’ general meeting for the election of independent directors, the Board of Directors shall make clear whether the nominees of independent directors are objected to by China Securities Regulatory Commission.

Article 10	The controlling shareholders shall nominate persons as the Company’s directors strictly in accordance with laws and regulations and these Articles of Association. Nominated candidates of directors shall have the relevant knowledge and capacity of decision-making. The controlling shareholders shall not execute any approval procedure relating to the appointment of members of the Board or appointment of personnel at the general meeting, or bypass general meeting and Board of Directors in employing or dismissing any senior management of the Company; the controlling shareholders shall also not interfere with the employment and dismissal and use of any senior management of the Company.

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Chapter 4  Supplementary Provisions

Article 11	The Rules shall come into force since the date of the Board's approval by resolution.

Article 12	For the matters which are not covered by the Rules, they shall be executed in accordance with the relevant laws and regulations of the State and the Articles of Association. In the event that the Rules are in conflicts with the laws and regulations promulgated by the State or the Articles of Association amended through valid procedure, the relevant laws and regulations of the State and the Articles of Association shall prevail, and the Rules shall be revised immediately and the revised Rules shall be reported to the Board for consideration and approval.

Article 13	The “senior management” in the Rule shall refer to the provision of the Articles of Association and the management appointed by the Board of the Company according to the operation needs of the Company.

Article 14	The right to interpret the Rules shall reside with the Board of China Southern Airlines Company Limited

Note: The Rules was originally drafted in Chinese and the English translation is for your reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

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